Sean Graber

Partner

+1.215.963.5598

sean.graber@morganlewis.com

November 4, 2024

FILED AS EDGAR CORRESPONDENCE

Soo Im-Tang, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bridge Builder Trust (File Nos. 333-187194 and 811-22811):
Bridge Builder Large Cap Growth Fund Proxy Statement on Schedule 14A

Dear Ms. Im-Tang:

On behalf of our client, Bridge Builder Trust, (the “Trust”), this letter responds to the comments you provided, on October 28, 2024, on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via virtual conference call regarding the Trust’s preliminary proxy statement on Schedule 14A and related materials (together, the “Proxy Materials”), as filed on October 18, 2024 by the Trust with respect to the Bridge Builder Large Cap Growth Fund (the “Fund”), a series of the Trust (Series ID No. S000048334), pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Olive Street Investment Advisers, LLC (the “Adviser”), the Fund’s investment adviser, for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials.

1.	Comment. If a comment applies to multiple sections within the filing, please apply the comment to all instances.

Response.  The Trust confirms that where a comment applies to multiple sections within the filing, responses have been applied to all instances, as applicable.

Morgan, Lewis & Bockius LLP

2222 Market Street
Philadelphia, PA 19103-3007	+1.215.963.5000
United States	+1.215.963.5001

Soo Im-Tang, Esq.

November 4, 2024

2.

Comment.  Please confirm supplementally that a virtual shareholder meeting is permitted under the Trust’s governing documents and applicable state law. Additionally, please provide a citation to the specific documents.

Response.  The Trust confirms that it is permitted to hold virtual shareholder meetings under the Trust’s governing documents pursuant to Article V, Section 2 of the Trust’s Agreement and Declaration of Trust, as amended September 8, 2021. The Trust also confirms that it is permitted to hold virtual shareholder meetings under Delaware state law pursuant to Section 3806(f) of the Delaware Statutory Trust Act.

3.

Comment.  If applicable, please confirm that the Fund will send a notice of internet availability of proxy materials to the shareholders at least 40 calendar days prior to the meeting and to intermediaries with enough time such that they can also send such notice at least 40 calendar days prior to the meeting.

Response.  This is not applicable, as the Trust will not be relying on Rule 14a-16 under the 1934 Act.

4.	Comment. In the Shareholder Letter accompanying the proxy statement, please specify the time for close of business.

Response.  The requested change has been made.

5.	Comment. In the Notice of Special Meeting accompanying the proxy statement, if applicable, please include a list of materials being made available through the website.

Response.  The requested change has been made.

6.

Comment.  Please confirm whether the Fund’s change from a diversified fund to a non-diversified fund will have any indirect impact on the Fund’s fees. For example, will it impact the Fund’s portfolio turnover or related transaction expenses?

Response.  The Trust, in consultation with the Adviser, confirms that the Fund’s change from a diversified fund to a non-diversified fund is not anticipated to have any material indirect impact on the Fund’s fees.

7.	Comment. In the “Proposal” section of the proxy statement, and elsewhere, please explain what is meant by the phrase “highest conviction positions.”

Response.  The requested changes have been made.

8.	Comment. In the “Proposal” section of the proxy statement, please discuss other factors that were considered by the Board that weighed against the approval of the proposal.

Response.  The Trust confirms that all factors that weighed against the approval of the proposal that were considered by the Board are disclosed in the proxy statement.

Soo Im-Tang, Esq.

November 4, 2024

9.	Comment. In the “Required Vote” section of the proxy statement, please include a statement whether or not the proxies are revocable, and if so, briefly describe such limitations or procedures.

Response.  The requested change has been made.

10.

Comment.  In the “Voting Authority of Edward Jones” section of the proxy statement, please clarify the definition of “Advisory Solutions” to explain that it is an umbrella term that includes both “Advisory Solutions Fund Models” and “Advisory Solutions Unified Managed Account Models.”

Response.  The requested change has been made.

11.

Comment.  Please consider specifying the Record Date in the share ownership table in the “Voting Authority of Edward Jones” section and also in the “Additional Information” section of the proxy statement.

Response.  The requested changes have been made.

12.	Comment. In the first sentence of the “Solicitation of Proxies; Payment of Expenses” section of the proxy statement, please disclose an estimate of the referenced expenses.

Response.  This section has been revised to address the Staff’s comment, including adding an estimate of the expenses associated with the shareholder meeting.

13.	Comment. In the “Solicitation of Proxies; Payment of Expenses” section of the proxy statement, please disclose who pays for the cost of solicitation.

Response.  This section has been revised to address the Staff’s comment, making clear that all costs associated with the shareholder meeting will be allocated to the Fund.

14.

Comment.  In the “Submission of Shareholder Proposals” section of the proxy statement, please specify the due date by which shareholders must submit written proposals for inclusion in the proxy statement for the following year.

Response.  The Trust has established a deadline for shareholders to nominate a candidate for Independent Trustee of the Trust of 120 days prior to the relevant shareholder meeting. The “Submission of Shareholder Proposals” section of the proxy statement has been revised to describe this deadline.

15.

Comment.  In the “Voting, Quorum, Adjournment and Other Matters” section of the proxy statement, please elaborate on the process for changing votes, including disclosing the deadline for submitting changes.

Response.  The requested changes have been made.

Soo Im-Tang, Esq.

November 4, 2024

16.	Comment. In the “Voting, Quorum, Adjournment and Other Matters” section of the proxy statement, please specify the date and time for the deadline to return proxy cards to be voted at the Meeting.

Response.  The requested changes have been made.

17.

Comment.  In the “Voting, Quorum, Adjournment and Other Matters” section of the proxy statement, please add disclosure to explain how shares will be voted for a proxy card that is timely returned with no voting instructions. If the phrase “no contrary direction” includes the aforementioned situation, please make this clear in the disclosure.

Response.  The proxy statement has been revised in response to this comment as follows:

If ~~no contrary direction is given on an executed~~ a proxy card is properly executed and timely returned but contains no voting instructions, it will be voted FOR the change in the Fund’s classification under the 1940 Act from “diversified” to “non-diversified” and to eliminate the Fund’s related fundamental investment policy.

18.	Comment. Please confirm that if broker non-votes are received, the Fund will not count them for purposes of determining quorum.

Response.  With respect to the shareholder meeting, the Trust confirms that if broker non-votes are received, the Fund will not count them for purposes of determining quorum.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Sincerely,

/s/ Sean Graber
Sean Graber